The Board of Directors

Enterra Energy Corp.

We consent to the use of our report dated March 6, 2002 with respect to the consolidated statements of earnings and retained earnings and cash flows of Enterra Energy Corp for the year ended December 31, 2001 incorporated in the Form F-3 dated May 7, 2004 and to the reference to our firm under the heading "Experts" in the prospectus.

(signed) KPMG LLP

Calgary, Canada

May 7, 2004